

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Deanne Miller
Chief Operating Officer, General Counsel & Company Secretary
IMMUTEP Ltd
Level 33, Australia Square
264 George Street
Sydney, NSW 2000, Australia

   Re: IMMUTEP Ltd
    Registration Statement on Form F-3
    Filed April 28, 2023
    File No. 333-271484

Dear Deanne Miller:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jimmy McNamara at 202-551-7349 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Andrew Reilly